Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

Ratio of Earnings to Fixed Charges:

	For the Year Ended December 31,										For the Three Months Ended March 31,
	2001		2002		2003		2004		2005		2005		2006
Interest expense	$2,319		$10,322		$14,849		$16,587		$21,124		$4,503		$11,047
Capitalized interest	—		—		—		—		—		—		—
Amortization of premiums, discounts and capitalized expenses related to indebtedness	185		1,031		2,375		2,032		2,372		528		2,660
Estimated interest portion of rental expense	6,961		7,378		9,518		9,653		10,576		2,644		2,644

Fixed charges	$9,465		$18,731		$26,742		$28,272		$34,072		$7,675		$16,351

Income (loss) before income taxes	$38,871		$(18,617)		$1,129		$28,944		$13,294		$(4,466)		$(11,048)
Fixed charges	9,465		18,731		26,742		28,272		34,072		7,675		16,351
Less: interest charges capitalized	—		—		—		—		—		—		—
Amortization of capitalized interest	—		—		—		—		—		—		—

Earnings	$48,336		$114		$27,871		$57,216		$47,366		$3,209		$5,303

Ratio of earnings to fixed charges	5.11	x		*	1.04	x	2.02	x	1.39	x	0.42	x	0.32	x

*	Earnings were insufficient to cover fixed charges by $18,617 for the year ended December 31, 2002.